4 - ETH VALIDATOR WORTH – WF Graphic – ETH Logo – Chart Going Up - "300%"

🚨 The Wolfer Finance's 4 @Ethereum Validator Nodes Are Now Worth Almost $400K!

💵 We bought them in 2022 for $144K, one third what they are worth now!

💻 Our 4 ETH Validator Nodes Are Operating & Generating Income DAILY!

🔥 Register NOW at akemona.com/emerging/wolfer

🐺 You Don't Want To Miss This Opportunity!

5 - Silicon Valley – WF Logo (DW) PreSend Logo – CB, Metamask, Ledger, Kraken logos (smaller) placed across bottom

🚨 Wolfer Finance Has Access To Real World Businesses!

💻 We Already Own & Manage A Subsidiary Company That Is A Dually Patent Pending Silicon Valley Style Software Company @presend_io!

🐺 You Don't Want To Miss This Opportunity!

🔥 Register NOW! akemona.com/emerging/wolfer

6 - FTM VALIDATOR COST – WF Graphic – FTM Logo – Chart Going Up - "200%"

‼It costs OVER $220K to buy a SINGLE 500K FTM stake @FantomFDN validator today!

🐺 Wolfer Finance bought ours for $115K in 2022!

💻 We own and operate an 813K FTM validator node that has consistently printed income since then!

🔥 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

11 - Invest In Oil – WF Graphic – Oil Refinery Graphics – "$40M"

🏭 Have you ever wanted to own a portion of an oil company?

🛢 Wolfer Finance has a potential oil company acquisition & management opportunity! Let's go pump some OIL!

💧 Opens Soon: akemona.com/emerging/wolfer

‼Don't miss your chance!

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

8 - AVAX VALIDATOR WORTH – WF Graphic – AVAX Logo – Chart Going Up -"300%"

🚨 The Wolfer Finance @AVAX Validator Node Is Now Worth Over $500K! We bought it in 2022 for $261k!

💻 Our AVAX Validator Node Operates & Generates Income DAILY!

💧 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

17 - Oil Drilling – WF Graphic – Oil Refinery Graphics – "$40M!"

🚨 Wolfer Finance Has Access To Real World Businesses!

🛢 We Have Potential Access To Acquire An Oil Drilling Company That Is In OPERATION!

💧 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

10 - FLUX NODES COST – WF Graphic – FLUX Logo – Chart Going Up - "200%"

‼It costs almost $40K to buy a SINGLE @RunOnFLUX STRATUS Node today!

🐺 Wolfer Finance bought ours for $20K in 2022!

8️⃣ We own and operate 8 FLUX Stratus nodes that have consistently printed income for 2 years!

💧 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

2 - CF Token Sale Open In 7 Days (Our Twitter): WF Wolf Howling At Moon Graphic Clock Countdown With 7 Days

🚨 The Wolfer Finance Regulation CF Token Sale Aims To Open In 7 Days!

💧 Make Sure You Register Early! https://akemona.com/emerging/wolfer

❓ WHY?

💵 We Have 3 Special EARLY BIRD BONUSES/DISCOUNTS! Go Check Them Out On The Offering Page!

🖊 Register HERE akemona.com/emerging/wolfer

We Are Soliciting No Obligation Indications of Interest Now, See Our Offering Page for More Details.

12 - FTM VALIDATOR WORTH – WF Graphic – FTM Logo – Chart Going Up -"200%"

🚨 The Wolfer Finance @FantomFDN Validator Node Is Now Worth $350K! We bought it in 2022 for $185K, less than half what it is worth now!

💻 Our FTM Validator Node Operates & Generates Income DAILY!

💧 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

9 - Real World Businesses – WF Graphic – Oil Refinery, Miners, & Houses graphics – "$40M" , "~25%" , "~60%" , "~50%"

🚨 Wolfer Finance Has Access To Real World Businesses!

💻 We Have Potential Access To Controlling & Management Interest In Real Estate, Oil Drilling, & Crypto Mining Business Opportunities!

💧 Opens Soon: akemona.com/emerging/wolfer

💵 Regulation CF Token Sale Opens Soon!

🐺 You Don't Want To Miss This Opportunity!

21 - Invest In Real Estate – WF Graphic – Houses & Buildings graphics

❓ Do you want access to a real estate company, but you don't have the capital to start one?

‼Retail investors rarely have the expertise or access to invest in real estate. Wolfer finance does.

⏰ Take action, while you can!

💵 Regulation CF Token Sale Opens Soon!

🔥 Opens Soon: akemona.com/emerging/wolfer

🐺 You Don't Want To Miss This Opportunity!

15 - Invest In Crypto Mining

❓ Have you ever wanted to get into a crypto mining operation, but didn't want to spend $100K to start one?

🐺 Wolfer Finance, through its network, has potential access to a site that has oil wells & flare gas infrastructure already built to host our potential future miners!

🔥 Opens Soon: akemona.com/emerging/wolfer

⛏ As well as potential access to an over 50K sq ft metal building with FLARE GAS ready to help us host our miners for as close to $0.01 per kw/h as humanly possible!

‼ As you can see, our network gives us access to these types of opportunities!

⏰ DO NOT miss your chance to get in!

💵 Regulation CF Token Sale Opens Soon!

🔥 Opens Soon: akemona.com/emerging/wolfer

🐺 You Don't Want To Miss This Opportunity!

14 - AVAX VALIDATOR COST – WF Graphic – AVAX Logo – Chart Going Up - "300%"

‼It costs $90K to buy a SINGLE @avax validator today!